Exhibit 99.1

QIWI Announces Results of the Tender Offer Arranged by a Third Party

NICOSIA, CYPRUS – December 27, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced results of the tender offer arranged by Dalliance Services Company and Mr. Sergey Solonin.

November 24, 2022, Dalliance Services Company, a company wholly owned by Mr. Sergey Solonin, and Mr. Sergey Solonin, the Company’s largest shareholder and Chairman of the Company’s Board of directors, launched a tender offer (the “Offer”) to purchase up to 5,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.00 per Share (including Shares represented by ADSs), less any applicable withholding taxes and without interest.

As a result of the Offer, 2,437,659 Class B Ordinary Shares represented by American Depositary Shares were tendered and repurchased by Dalliance Services Company. After the transaction, Mr. Solonin effectively holds 10,413,510 Class A Ordinary Shares and beneficially owns 7,299,049 Class B Ordinary Shares represented by ADSs, which together constitute 71.2% voting interest and 28.2% in the ownership structure of the Company.

The Offer expired at 12:00 Midnight, New York City time, at the end of the day on December 22, 2022, and was not extended.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Forward-Looking Statements

The information contained in this communication is as of December 27, 2022. QIWI assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law. This communication contains forward-looking information related to QIWI and the proposed Offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Descriptions of risks and uncertainties relating to QIWI can be found in QIWI’s Registration Statement on Form F-3, as amended, Annual Report on Form 20-F and in other reports QIWI files with the SEC, all of which are available at www.sec.gov and https://investor.qiwi.com/.

Contact

Investor Relations

+357.25028091

ir@qiwi.com